FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

December 9, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on December 9, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) has announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and GMP Securities L.P. under which the underwriters have agreed to buy on a bought deal basis 148,500,000 common shares (the “Common Shares”), at a price of C$1.18 per Common Share for gross proceeds of C$175,230,000 (the “Offering”). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about December 31, 2013 and is subject to Platinum Group Metals receiving all necessary regulatory approvals.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, B.C. (December 9, 2013) – Platinum Group Metals Ltd., (PTM-TSX, PLG-NYSE.MKT) (the “Company” or “Platinum Group Metals”) has announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and GMP Securities L.P. under which the underwriters have agreed to buy on a bought deal basis 148,500,000 common shares (the “Common Shares”), at a price of C$1.18 per Common Share for gross proceeds of C$175,230,000 (the “Offering”). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about December 31, 2013 and is subject to Platinum Group Metals receiving all necessary regulatory approvals.

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The net proceeds of the Offering will be used to partially fund Phase 2 development at the WBJV Project 1 platinum mine, to fund the Company’s portion of ongoing exploration and engineering work on the Waterberg joint venture project, to fund the Company’s portion of ongoing exploration work on the Waterberg extension project and for general working capital purposes.

The Common Shares will be offered by way of a short-form prospectus in all of the provinces of Canada, excluding Quebec, and will be offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system, and on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

A written prospectus relating to the offering may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 by telephone at 905-696-8884 x4166 or by email at EgNegro@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the Project 1 platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo. The Company has also expanded its exploration northward to the Waterberg Extension Project.

For further information, please contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

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The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the conduct completion and use of proceeds of the bought deal financing and the Company’s business plans. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

December 9, 2013

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